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File No. 82-34816
May 23, 2006

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Basic Policies for Strengthening Internal Control Systems (Dated May 9, 2006)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

TOKDMS-#8841-v1-Letter_to_SEC_re_segasammy_05232006.DOC

(Translation)

File No. 82-34816
May 9, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of Basic Policies for Strengthening Internal Control Systems

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 8, 2006, made decisions with regard to its basic policies for strengthening its internal control systems, as described below:

Description

1. Basic policies for execution of business:

The Company, with its Group Management Philosophy and Group CSR Charter described below, engages in business activities. The companies of Sega Sammy Group have also instituted their management philosophies and CSR charters suited for their respective business sectors in accordance with the Group Management Philosophy and Group CSR Charter and engage in business activities.

"Group Management Philosophy"

"By providing entertainment filled with dreams and excitement to people throughout the world, we will strive to enrich our society and culture."

"Group CSR Charter"

(Introduction)

We have established the following CSR Charter as we regard the fulfillment of corporate social responsibility (CSR) as one of our most important management objectives. As a responsible corporate citizen, we will comply with all relevant laws, regulations and social norms and further deepen the relationship with our stakeholders. Through these efforts, we

believe we can provide sound management of our group and fulfill our responsibilities to society. This CSR Charter provides guidelines for our business operations.

With Customers

We will bear in mind the current needs and interests of our customers in our effort to provide entertainment filled with dreams and excitement.

With Partners

We will maintain fair and impartial relationships with our suppliers and work together as partners in providing entertainment filled with dreams and excitement.

With Shareholders and Investors

We will view our business with a global perspective in our efforts to ensure sustained growth and to maximize enterprise value.
Additionally, we will enhance management transparency and meet the expectations of our shareholders and society through fair and timely disclosure and appropriate returns in profits.

With Employees

Our employees bring to us creativity and a spirit of challenge. They are our most cherished assets and the fuel to our growth.
We will cultivate a corporate culture which allows them to fully exploit their talents and enables us to grow together with our employees.

With Society

As corporate citizens, we will contribute to society not only by prospering in business but also by proactively supporting both the development of cultural activities including art and sport and the preservation of the global environment.

Sega Sammy Group has instituted, and developed awareness of, "Group Codes of Conduct" for our employees, which have crystallized the Group CSR Charter as guidelines and rules so that they can understand the charter and take action based on its spirits.

2. Basic policies for strengthening its internal control systems:

(1) System to secure the performance by our Directors of their duties to conform to laws or ordinances and the Articles of Incorporation

To bring home to all officers and employees compliance with law as a prerequisite to every corporate activity, we will institute a fundamental policy of social responsibility to be performed as a corporate member of the society, as well as a Group CSR Charter and Group Codes of Conduct as bases for the establishment of a system of compliance as a part thereof, and make our Representative Directors convey the spirits to all officers and employees repeatedly. Furthermore, to ensure proper and sound execution of business of the Company as a whole, the Board of Directors will exert its efforts to establish an effective internal control system and a system of compliance by the Company with laws or ordinances and the Articles of Incorporation as a whole from the perspective of more strengthened corporate governance.

Additionally, the Board of Corporate Auditors will, by auditing the effectiveness and functions of the internal control system and verifying it periodically, endeavor to find and correct problems, if any, in an early stage.

(2) System to store and control information on the performance by our Directors of their duties

The Representative Directors will appoint the Director in charge of the Administration Division as a person generally responsible for the storage and control of information on the performance by our Directors of their duties, which will, pursuant to the internal rules, be recorded in writing or electronic media and stored and controlled in easily searchable methods that assure adequate and accurate inspection by the Directors and Corporate Auditors.

(3) Rules and other systems concerning management of exposures to loss

With regard to risks related to the execution of business by the Company, each relevant division will analyze and identify individual predictable risks to clarify the risk management system and the internal audit division will audit the situations of risk management by each division and each department and periodically report the results of audits to the managerial decision-making body and the management administration body related to execution and supervision.

(4) System to ensure efficient performance by our Directors of their duties

We will employ a system of Corporate Auditors to allow our internal offices familiar with the business of the Group to make decisions swiftly and properly as a system to ensure efficient performance by our Directors of their duties, while we will establish a system to ensure proper and efficient performance by our Directors of their duties through rules on job functions and decision-making in accordance with the Regulations of the Board of Directors and other regulations.

(5) System to secure the performance by our employees of their duties to conform to laws or ordinances and the Articles of Incorporation

1) We will delegate supervisory functions concerning compliance with law to the CSR Supervisory Committee responsible for general control over CSR activities by the Company and the Group. We will institute a Group CSR Charter and Group Codes of Conduct as rules and codes of conduct for all officers and employees to take action in compliance with laws or ordinances, the Articles of Incorporation and other internal rules and socially accepted ideas and endeavor to make all officers and employees become well aware of, and comply with such Group CSR Charter and Group Codes of Conduct.

2) We will establish a system to enable any employee to report for the public interests if he/she becomes aware of any contravention of laws or ordinances, the Articles of Incorporation and other internal rules and socially accepted ideas, as well as a system to make any responsible personnel report any important case to the Board of Directors and the Board of Corporate Auditors without delay. Additionally, as a

system to protect such whistle-blower and take transparent and proper measures, we will employ an internal department in charge of compliance with law and outside attorneys to accept reports, in addition to the regular reporting routes in the course of employment.

(6) System to ensure proper execution of business by a corporate group comprising a company and its parent company and subsidiaries

We will institute a liaison council of officers of the Group, a liaison council of corporate auditors of the Group and the like to discuss various problems involving the corporate group and matters involving grave risks that should be controlled. Simultaneously, we will make our internal audit division conduct audits from the perspectives of interests of the whole Group and exert all possible efforts to share information among the corporate group and secure proper execution of business.

(7) Matters concerning employees appointed upon request by the Corporate Auditors to assist them to perform their duties

We will establish an Office of Corporate Auditors as a section under the direct control of the Board of Corporate Auditors. Any employee assigned to the Office of Corporate Auditors must assist the Corporate Auditors to perform their duties in compliance with their directions and orders.

(8) Matters concerning independence of the employees set forth in item (7) from the Directors

1) Any employee assigned to assist the Corporate Auditors to perform their duties must be controlled directly by the Corporate Auditors, and not directed or controlled by any Director.

2) The appointment, dismissal, transfer, evaluation, disciplinary disposition, wage revision, etc. concerning any employee set forth above require prior consent from the Board of Corporate Auditors.

(9) System for Directors and employees to give reports to Corporate Auditors and other systems ensuring reports to Corporate Auditors

1) If any Director or employee finds any material violation of laws or ordinances or the Articles of Incorporation or any misconduct with regard to the performance of his/her duties or any fact that may cause material damage to the Company, he/she must report the same to the Board of Corporate Auditors without delay.

2) Any Director or employee must report any decision that may have an material effect on business or the organization and the result of any internal audit conducted to the Board of Corporate Auditors without delay.

(10) Other systems to ensure effective audits by Corporate Auditors

1) The Representative Directors must meet the Corporate Auditors periodically to exchange opinions on the administration of the Company in addition to reports on operations and otherwise communicate with one another.

2) The Board of Directors must ensure that Corporate Auditors can attend such meeting concerning the execution of business as is important to assure proper execution thereof.

3) The Board of Corporate Auditors must be given opportunities to independently engage attorneys, certified public accountants and other third-party advisors to receive advice on their duties whenever necessary.

Our publicly-traded subsidiaries, SEGATOYS CO., LTD., Sammy NetWorks Co., Ltd., TMS Entertainment, Ltd. and Nissho Inter Life Co., Ltd., are expected to adopt resolutions for basic policies on internal control systems in accordance with our basic policies. Each of the subsidiaries will publicize information thereof promptly after such resolutions are adopted.

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